Exhibit 99.1

InMode Reports Third Quarter 2023 Financial Results; Quarterly
Revenue of $123.1M Represents 2% Year-Over-Year Growth

YOKNEAM, Israel, Nov. 2, 2023- InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Highlights:

●
Quarterly revenue of $123.1 million, an increase of 2% compared to the third quarter of 2022. InMode’s proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments represented 83% of quarterly revenues, while 9% came from InMode’s hands-free platforms and 8% from InMode’s traditional laser and non-invasive RF platforms.

●	GAAP net income of $46.5 million, compared to $48.8 million in the third quarter of 2022; *non-GAAP net income of $53.1 million, compared to $56.6 million in the third quarter of 2022.
●	GAAP diluted earnings per share of $0.54, compared to $0.58 in the third quarter of 2022; *non-GAAP diluted earnings per share of $0.61, compared to $0.66 in the third quarter of 2022.
●	Quarterly revenues from consumables and service of $17.9 million, an increase of 28% compared to the third quarter of 2022.
●	Total cash position of $675.8 million as of September 30, 2023, including cash and cash equivalents, marketable securities, and short-term bank deposits.

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q3 2023	Q3 2022
Revenues	$123,112	$121,232
Gross Margins	84%	85%
Net Income	$46,520	$48,789
Earnings per Diluted Share	$0.54	$0.58

*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q3 2023	Q3 2022
Gross Margins	84%	85%
Net Income	$53,084	$56,646
Earnings per Diluted Share	$0.61	$0.66

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.

Management Comments

“The third quarter was the first time that we experienced a slowdown, which was mainly attributed to a strong seasonality impact. In addition, record-high interest rates affected new leasing agreements and platform sale cycles were longer than usual,” said Moshe Mizrahy, Chairman and Chief Executive Officer. “However, we are pleased to see high demand for InMode’s treatments, as reflected by year-over-year consumables growth higher than 20%.”

Shakil Lakhani, President of InMode North America, commented, “This quarter, the soft launch of Envision continued to gain traction in the U.S., and we were pleased to see the increased adoption level by both ophthalmologists and optometrists.”

“As we mentioned last quarter, we are in the process of developing new and improved minimally invasive technologies and platforms as well as upgrading and adding new features to Morpheus8 and Evolve,” said Dr. Spero Theodorou, Chief Medical Officer.

Third Quarter 2023 Financial Results

Total revenues for the third quarter of 2023 reached $123.1 million, an increase of 2% compared to the third quarter of 2022.

“Although we experienced some headwinds in the U.S., we are encouraged by our international sales, which increased by 13% in the third quarter of 2023 compared to the third quarter of 2022,” said Yair Malca, Chief Financial Officer.

GAAP and *Non-GAAP gross margin for the third quarter of 2023 was 84% compared to a gross margin of 85% for the third quarter 2022.

GAAP operating margin for the third quarter of 2023 was 38%, compared to an operating margin of 44% in the third quarter of 2022. *Non-GAAP operating margin for the third quarter of 2023 was 43% compared to 51% for the third quarter of 2022. This decrease was primarily attributable to higher sales and marketing expenses, mainly because of the addition of new sales representatives, higher travel expenses, as well as investment in direct-to-consumer advertising campaigns and hosting in-person events to support the company's growth projections.

InMode reported GAAP net income of $46.5 million, or $0.54 per diluted share, in the third quarter of 2023, compared to $48.8 million, or $0.58 per diluted share, in the third quarter of 2022. On a *non-GAAP basis, InMode reported net income of $53.1 million, or $0.61 per diluted share, in the third quarter of 2023, compared to $56.6 million, or $0.66 per diluted share, in the third quarter of 2022.

2023 Financial Outlook

Management provided an outlook for the full year of 2023 ending December 31, 2023. Based on current estimates, management expects:

●	Revenue between $500 million and $510 million

●	*Non-GAAP gross margin between 83% and 85%

●	*Non-GAAP income from operations between $220 million and $225 million

●	*Non-GAAP earnings per diluted share between $2.53 and $2.57

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.

The Current Situation in Israel

Regarding the current situation in Israel, management would like to assure investors that the Company is prioritizing the safety and well-being of its employees, and all its team are safe. InMode doesn’t anticipate any interruption or delay in production or shipment. InMode’s inventory levels globally and in Israel are sufficient and include components and subassemblies for at least 6 months.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, November 02, 2023, at 8:30 a.m. Eastern Time to discuss the third quarter 2023 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10183086/fa97575b36.
Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers who opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=5EQBwtdf
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from November 02, 2023, at 12 p.m. Eastern Time to November 16, 2023, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 2198302

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “2023 Financial Outlook.” Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 14, 2023, as well as risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
REVENUES	123,112	121,232	365,267	320,700
COST OF REVENUES	20,136	18,765	60,444	52,483
GROSS PROFIT	102,976	102,467	304,823	268,217
OPERATING EXPENSES:
Research and development	3,268	3,166	9,937	9,164
Sales and marketing	50,819	43,062	143,591	113,564
General and administrative	2,479	2,494	6,879	7,533
TOTAL OPERATING EXPENSES	56,566	48,722	160,407	130,261
INCOME FROM OPERATIONS	46,410	53,745	144,416	137,956
Finance income (expense), net	4,953	189	12,687	(350)
INCOME BEFORE TAXES	51,363	53,934	157,103	137,606
INCOME TAXES	4,843	5,145	14,349	13,794
NET INCOME	46,520	48,789	142,754	123,812

NET INCOME PER SHARE:
Basic	0.56	0.59	1.71	1.50
Diluted	0.54	0.58	1.66	1.45
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	83,703	82,306	83,423	82,494
Diluted	85,970	84,823	85,814	85,120

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	September 30, 2023	December 31, 2022
Assets
CURRENT ASSETS:
Cash and cash equivalents	133,733	97,540
Marketable securities	385,860	374,589
Short-term bank deposits	156,253	75,254
Accounts receivable, net of allowance for doubtful accounts	42,692	26,997
Other receivables	19,385	15,094
Inventories	39,989	39,897
TOTAL CURRENT ASSETS	777,912	629,371
NON-CURRENT ASSETS:
Accounts receivable, net of allowance for doubtful accounts	4,074	3,973
Deferred income tax asset, net	2,103	3,094
Operating lease right-of-use assets	6,359	5,073
Property and equipment, net	2,482	2,298
Other investments	600	600
TOTAL NON-CURRENT ASSETS	15,618	15,038
TOTAL ASSETS	793,530	644,409
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	12,333	16,242
Contract liabilities	10,625	13,798
Other liabilities	39,230	51,980
TOTAL CURRENT LIABILITIES	62,188	82,020
NON-CURRENT LIABILITIES:
Contract liabilities	3,502	3,959
Other liabilities	762	303
Operating lease liabilities	3,581	3,509
TOTAL NON-CURRENT LIABILITIES	7,845	7,771
TOTAL LIABILITIES	70,033	89,791

TOTAL SHAREHOLDERS’ EQUITY	723,497	554,618
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	793,530	644,409

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	46,520	48,789	142,754	123,812
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	129	169	501	462
Share-based compensation expenses	6,564	7,857	17,278	17,304
Allowance for doubtful accounts	426	50	665	402
Loss on marketable securities, net	-	12	-	49
Finance expenses (income), net	(527)	586	(3,236)	1,527
Deferred income taxes, net	(216)	9	(154)	156
Changes in operating assets and liabilities:
Increase in accounts receivable	(10,753)	(6,926)	(16,461)	(11,220)
Decrease (increase) in other receivables	(1,347)	887	(5,367)	(706)
Increase in inventories	(1,421)	(6,050)	(92)	(14,784)
Increase (decrease) in accounts payable	(962)	1,463	(3,909)	4,517
Increase (decrease) in other liabilities	3,040	4,136	(12,792)	3,366
Decrease in contract liabilities	(9)	(5,390)	(3,630)	(459)
Net cash provided by operating activities	41,444	45,592	115,557	124,426
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(179,140)	(48,090)	(285,140)	(93,701)
Proceeds from short-term deposits	91,590	30,090	204,090	73,090
Purchase of fixed assets	(149)	(387)	(684)	(1,247)
Purchase of marketable securities	(60,588)	(58,982)	(233,130)	(97,736)
Proceeds from sale of marketable securities	-	301	-	2,303
Proceeds from maturity of marketable securities	78,465	20,935	230,493	46,092
Net cash used in investing activities	(69,822)	(56,133)	(84,371)	(71,199)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	-	-	-	(42,637)
Exercise of options	2,729	550	5,229	915
Net cash provided by (used in) financing activities	2,729	550	5,229	(41,722)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(473)	(1,365)	(222)	(2,593)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(26,122)	(11,356)	36,193	8,912
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	159,855	88,404	97,540	68,136
CASH AND CASH EQUIVALENTS AT END OF PERIOD	133,733	77,048	133,733	77,048

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,				Nine months ended September 30,
	2023		2022		2023		2022
Revenues by Category:

Capital Equipment revenues - United States	67,969	55%	72,920	60%	191,548	53%	180,640	57%
Capital Equipment revenues - International	37,276	30%	34,383	28%	114,284	31%	97,126	30%
Total Capital Equipment revenues	105,245	85%	107,303	88%	305,832	84%	277,766	87%
Consumables and service revenues	17,867	15%	13,929	12%	59,435	16%	42,934	13%
Total Net Revenue	123,112	100%	121,232	100%	365,267	100%	320,700	100%

	Three months ended September 30,						Nine months ended September 30,
	2023			2022			2023			2022
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	85	80	83	84	75	82	87	76	83	84	73	80
Hands-Free	11	4	9	13	8	11	10	5	8	13	7	11
Non-Invasive	4	16	8	3	17	7	3	19	9	3	20	9
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30, 2023			Three months ended September 30, 2022
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	123,112	-	123,112	121,232	-	121,232
COST OF REVENUES	20,136	(572)	19,564	18,765	(554)	18,211
GROSS PROFIT	102,976	572	103,548	102,467	554	103,021
OPERATING EXPENSES:
Research and development	3,268	(729)	2,539	3,166	(857)	2,309
Sales and marketing	50,819	(4,787)	46,032	43,062	(5,879)	37,183
General and administrative	2,479	(476)	2,003	2,494	(567)	1,927
TOTAL OPERATING EXPENSES	56,566	(5,992)	50,574	48,722	(7,303)	41,419
INCOME FROM OPERATIONS	46,410	6,564	52,974	53,745	7,857	61,602
Finance income, net	4,953	-	4,953	189		189
INCOME BEFORE TAXES	51,363	6,564	57,927	53,934	7,857	61,791
INCOME TAXES	4,843	-	4,843	5,145	-	5,145
NET INCOME	46,520	6,564	53,084	48,789	7,857	56,646

NET INCOME PER SHARE:
Basic	0.56		0.63	0.59		0.69
Diluted	0.54		0.61	0.58		0.66
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	83,703		83,703	82,306		82,306
Diluted	85,970		86,333	84,823		85,453

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Nine months ended September 30, 2023			Nine months ended September 30, 2022
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	365,267	-	365,267	320,700	-	320,700
COST OF REVENUES	60,444	(1,473)	58,971	52,483	(1,364)	51,119
GROSS PROFIT	304,823	1,473	306,296	268,217	1,364	269,581
OPERATING EXPENSES:
Research and development	9,937	(1,987)	7,950	9,164	(2,248)	6,916
Sales and marketing	143,591	(12,556)	131,035	113,564	(12,233)	101,331
General and administrative	6,879	(1,262)	5,617	7,533	(1,459)	6,074
TOTAL OPERATING EXPENSES	160,407	(15,805)	144,602	130,261	(15,940)	114,321
INCOME FROM OPERATIONS	144,416	17,278	161,694	137,956	17,304	155,260
Finance income (expense),net	12,687	-	12,687	(350)	-	(350)
INCOME BEFORE TAXES	157,103	17,278	174,381	137,606	17,304	154,910
INCOME TAXES	14,349	-	14,349	13,794	-	13,794
NET INCOME	142,754	17,278	160,032	123,812	17,304	141,116

NET INCOME PER SHARE:
Basic	1.71		1.92	1.50		1.71
Diluted	1.66		1.86	1.45		1.65
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	83,423		83,423	82,494		82,494
Diluted	85,814		86,154	85,120		85,667